Exhibit a(8)

                Amendments to the Offer to the Offer to Exchange

         The Offer to Exchange is hereby supplemented and amended as follows:

         1. The third paragraph of Section 3 of the Offer to Exchange has been revised as set forth below:

         "Determination of validity; rejection of options; waiver of defects; no obligation to give notice of defects. We will determine, at our discretion, all questions as to form of documents and the validity, form, eligibility (including time of receipt) and acceptance of any exchange of options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all elections to exchange options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept properly and timely elections to exchange options that are not validly withdrawn. We also reserve the right to waive (i) any defect or irregularity in any election with respect to any particular option or any particular option holder, or (ii) any of the conditions of the Offer. No election to exchange options will be valid until all defects or irregularities have been cured by the electing option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in elections to exchange options, nor will anyone incur any liability for failure to give any such notice."

         2. The second paragraph of Section 4 of the Offer to Exchange has been revised as set forth below:

         "You may withdraw Your Elected Options at any time before 12:00 midnight, Pacific Time, on June 14, 2002. If we extend the Offer beyond that time, you may withdraw Your Elected Options at any time until the extended expiration of the Offer. In addition, unless we accept the options you elected for exchange or cancellation, you may withdraw such options at any time after 12:00 midnight, Pacific Standard Time, on July 5, 2002."

         3. The first sentence of the first paragraph of Section 5 of the Offer to Exchange has been revised as set forth below:

         "Upon the terms and subject to the conditions of this Offer and promptly following the Expiration Date, we will accept for exchange and cancel options properly elected for exchange and not validly withdrawn before the Expiration Date. If your options are properly elected for exchange and accepted for exchange on June 14, 2002, you will be granted a new option on the Replacement Grant Date, which will be on or after December 16, 2002. If we extend the date by which we must accept and cancel options properly elected for exchange, you will be granted a new option on the date of the first meeting of the compensation committee of the board of directors held at least six months and one day after the extended cancellation date."

         4. The first paragraph of Section 6 of the Offer to Exchange has been revised as set forth below.

         "Notwithstanding any other provision of the Offer, we will not be required to accept any options elected for exchange, and we may terminate or amend the Offer, or postpone our acceptance and cancellation of any options elected for exchange, in each case, subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after May 7, 2002 and before the Expiration Date of this Offer any of the following events has occurred, or has been determined by us to have occurred, and in our reasonable judgment the occurrence of such event or events makes it inadvisable for us to proceed with the Offer or with such acceptance and cancellation of options elected for exchange:"